EXHIBIT 21
                                                                    ----------


News Release
C-97027


Media Contacts:
Julie Kupp                   Neil McGlone                Linda Bernier
Vice President,              Director, Corporate         Manager, Europe
Investor Relations           Media Relations             Media Relations
Sterling Software, Inc.      Texas Instruments, Inc.     Texas Instruments, Inc.
(214) 981-1000               (972) 995-4961              32-27455513
julie_kupp@sterling.com      news@msg.ti.com             nier@msg.ti.com

(Please do not publish these numbers.)

Sterling Software to Purchase Texas Instruments Software Business

     DALLAS, April 21, 1997 -- Sterling Software, Inc. (SSW-NYSE) and Texas Instruments Incorporated (TXN-NYSE) today announced they have signed a definitive agreement for Sterling Software to purchase Texas Instruments Software business ("Texas Instruments Software"). The $165 million cash transaction includes the purchase of all Texas Instruments Software assets, including the stock of certain European subsidiaries, and the assumption of various liabilities related to the business. Sterling Software expects to merge this business with Sterling Software's existing applications development business upon completion of the purchase, which is expected to be in mid-June.
     Founded in the mid 1980s, Texas Instruments Software is a leading provider of enterprise-level applications development software. The division, headquartered in Plano, Texas, is a global organization with over 1300 employees and a distribution infrastructure that supports 30 countries throughout North America, Europe, Asia, Latin America and Africa.
     Texas Instruments Software's products, including the Composer (TM) component-based development software product and the Performer (TM) applications development environment, are recognized leaders in enterprise applications development. The combination of these products with Sterling Software's market-leading KEY(TM) family of applications development tools for workflow modeling and business process reengineering will provide powerful solutions to customers' needs. The combined portfolio also offers customers a clear and easy migration path to the most advanced applications development technologies.
     "The acquisition of Texas Instruments Software brings together two market leaders with a common vision and complementary products and technologies, " said Sterling L. Williams, president and chief executive officer of Sterling Software. "Texas Instruments Software is a pioneer and leader in component-based development, clearly the most advanced and fastest growing applications development technology. The combined businesses will offer the most cost-effective and sophisticated solutions for mission-critical applications development, from beginning to end."
     "Texas Instruments Software has built a leading portfolio of products and customers," said Tom Engibous, president and chief executive officer of Texas Instruments. "With TI accelerating its focus on digital signal processing solutions, the time is right for Texas Instruments Software to become part of a company that is equally focused on delivering competitive products and services to the software industry."
     Bob McLendon, president of Texas Instruments Software, said, "With this merger, Texas Instruments Software is joining a strong and successful software company. Our customers will benefit from a combined company with leading technology, a focus on software and a strong commitment to customer success. Together we have a powerful capability to serve our combined base of over 1500 customers worldwide, and we will continue to provide the same commitment to excellence in customer service and support which has made our customers successful for nearly a decade."
     For its fiscal year ended September 30, 1996, Sterling Software reported revenue of $439.2 million, including revenue of $109.8 million from its applications management business. For the calendar year 1996, Texas
Instruments Software reported revenue of about $250 million.
     Sterling Software is a leading worldwide provider of software products and services for applications management and systems management, as well as highly technical professional services for the federal government. The company is also an international distributor for certain Sterling Commerce, Inc. (SE-NYSE) products. Sterling Software, with its headquarters in Dallas, has a worldwide installed base of more than 20,000 customer sites and has 2600 employees in 70 offices worldwide.
     Texas Instruments Incorporated, headquartered in Dallas, Texas, is one of the world's foremost high technology companies, with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors, defense electronics, software productivity tools, consumer electronics products, electrical controls, and metallurgical materials.

Composer and Performer are registered trademarks of Texas Instruments, Inc. KEY is a registered trademark of Sterling Software, Inc.